

INVEST IN **MADLY HADLEY**

# Premium and Organic Plant-Based Snacks and Toppings

madlyhadley.com    San Diego, CA

# Highlights

( 1 )    Distribution growth from 2022 to 2023 of nearly 500%

( 2 )    Madly Hadley's revenue grew 364% in 2023

3    Margins over 55% in 2023 (typical CPG margin is 45%) margins will continue to grow as we scale

4    Nationally Sold in 2 Largest Natural Chains in the US: Whole Foods and Sprouts

5    Certified Organic, Kosher Certified, Vegan, Soy Free, and No Gluten Added

6    Created by a Professional Plant-Based Chef, Madly Hadley is a Certified Women Owned Company

7    Plant-based meat and dairy alternatives growing 15% yearly

8    Launched our newest innovation, plant-based cashew parmesan, in October 2023 in 330 WFM stores

# Featured Investor



**Andy Mikulak**

Invested **$5,000** ⓘ

Follow

**Syndicate Lead**

Veteran of multiple online consumer health & wellness companies including RealAge, Sharecare, WeilMD, Tespo, Newos...

"Plant-based private chef Madelyn has created some extraordinary initial products, and Madly Hadley is poised to revolutionize the plant-based snacks and toppings market. Their flagship product - Coconut Bacon - is getting massive national distribution in Sprouts and Whole Foods based on their unique approach to creating healthy, tasty vegan alternatives to traditional products. I got involved because I love their products, and am super impressed with Madelyn's vision and growth success while being super capital-efficient. I'm excited to be on this journey with them and see how far they can go."

# Our Team



### Madelyn Hadley Founder and CEO

Worked under marketing manager at Whole Foods Market La Jolla location. Was the COO of a plant-based meal prep company in San Diego. Plant-based private chef since 2015.



### Ian Macdonald CFO

Certified Public Accountant, Tax Analyst at Intuit, Senior Accountant at Hara CPA



### Megan Leifson Quality Assurance and Production Manager

30 years QA experience in Food Safety -Global Food Safety, HAACP Certified



### Karina Mazon Head of Branding

Lead Graphic Designer, Branding Manager

# Most Plant-Based Meat and Dairy Alternatives Just Aren't Good

To put it bluntly, most of the plant-based options are not tasty or even healthy to consume. They are either lacking in flavor and bland like cardboard, or they are highly processed. If you are a meat-eater, what is the point of switching over to plant-based if it doesn't taste good, and it isn't good for you?

Conversely, if you are plant-based and even more conscious of what you are eating, why would you incorporate processed ingredients into your diet when there are plentiful options like legumes and vegetables straight from nature?



the Problem
most vegan bacon and parmesan substitutes are...
highly processed & low quality ingredients
unpleasant taste & texture
LAB
real food is made in the kitchen! not in a lab!

Our founder, plant-based chef Madelyn Hadley, noticed two BIG things when looking at the market

- Vegans can't find tasty plant-based options that actually are flavorful while also being made from simple, healthy ingredients (meaning no additives, preservatives, artificial flavors, gluten or soy)
- Meat-eaters can't find meat alternatives that are worth switching over to. Why switch over when meat tastes better and is actually cleaner?

Madelyn saw this as a HUGE problem that needed to be resolved. So she put on her thinking cap (her chef hat to be exact!) and went into the kitchen to create something madly delicious and nutritious.



She experimented over and over again with different concepts, everything from vegan meat, to vegan cheese, and even vegan bacon! You can say she was MADLY obsessed to find a solution.

While pursuing this side passion in 2015-16, she was working in the marketing department at Whole Foods Market and also graduated Cum Laude majoring in Public Health with a Business Minor.

In 2017-18 decided to go full-time as a plant-based chef and commit to bring this idea to life. After many tastings and focus groups, she landed on Plant-Based Bacon as the product that vegans loved the taste of, and meat-eaters also gravitated to.

the Story

Teaching assistant for nutrition and researcher in public health
2014

Received achievement award from public health department

Graduated cum laude in public health
2016

Went full time as a plant-based private chef
2018

Launched on Amazon
2020

EREWHON
WHOLE FOODS
SPROUTS FARMERS MARKET
LAZY ACRES natural market
2023
Launched National in Whole Foods Market



Three years after launching Madly Hadley in the market, her plant-based snack and topping brand is national in Whole Foods Market, Sprouts and in over 850 natural and high-end conventional stores.

# Why Plant-Based Meat and Dairy Alternatives?

The plant-based meat and cheese categories have EXPLODED in recent years, with more and more consumers being aware and open to trying alternatives to what's been in the market for over 150 years.

Vegan bacon alone is growing at 7.6 % yearly, and the vegan cheese market is growing at 12.6 %. We aren't mad about this!



The plant-based meat and plant-based dairy categories reached $44 billion last year alone and is projected to grow to over $50 billion in

billion last year alone and is projected to grow to over $50 billion in 2023. We see this as impressive growth and want to be part of this market movement.

## Our Products: 'Madly' Delicious and Nutritious

After nearly 2 years of research and development and committing to her business full-time, Madelyn Hadley, founder and CEO, created her brand 'Madly Hadley' and launched her line of Plant-Based Coconut Bacon.



the Solution
MADLY Delicious and minimally processed plant-based alternatives
SPICY CAYENNE PLANT-BASED COCONUT BACON
ORIGINAL PLANT-BASED COCONUT BACON
FLAMING HABANERO PLANT-BASED COCONUT BACON
no junk, all joy

- USDA Organic
- Simple Whole Food Plant-Based Ingredients
- Soy Free, Dairy Free, Gluten Free
- No Refined Sugar, No Artificial or "Natural" Flavorings, No Thickeners

## How We Stack Up

## Competition vegan bacon bits

| | Madly Hadley coconut bacon | Louisville vegan toppins bacon bits | Frontier organic bac'uns | Paleolicious coconut bacon |
|---|---|---|---|---|
| USDA Organic | ✓ | ✗ | ✓ | ✗ |
| Soy Free | ✓ | ✗ | ✗ | ✗ |
| Gluten Free | ✓ | ✓ | ✓ | ✓ |
| Minimally Processed | ✓ | ✗ | ✗ | ✓ |
| Free of Artificial or Natural Flavors | ✓ | ✗ | ✗ | ✓ |
| Crispy Texture | ✓ | ✗ | ✓ | ✓ |
| Appealing Flavor | ✓ | ✗ | ✗ | ✓ |
| Available in Retail | ✓ | ✓ | ✓ | ✗ |

When you stack us against the competition, there is no really no other PREMIUM and ORGANIC Vegan Bacon product on the market without any of the additives or weird ingredients as you can see above. Madly Hadley coconut bacon is one of the first to be both delicious and made from whole, unprocessed ingredients.

# Latest Product: Cashew Parmesan!

We are so excited to announce our line extension into the plant-based cheese category with our plant-based cashew parmesan line. It has the taste and texture of real cheese, with NO dairy or additives and simulates an experience like you are actually eating grated parmesan. It is fantastic on pizza, pasta, tacos and salads as a topper!

This new product line launched NATIONALLY in Whole Foods in October of 2023. Madelyn is currently working on bringing some more of her recipes to the market in the next few years.




ORIGINAL
PLANT-BASED
CASHEW PARMESAN
WOMEN OWNED
NET WT 4 OZ (113g)

# Traction: Regional in 2022 to National In 2023

The year 2023 was a HUGE year for us. We went from merely around 200 stores to now nearly 1,000 locations nationally. We launched in two of the largest and most successful natural store chains in the country, Sprouts and Whole Foods Market.


2022 Retail Map
Raley's
JIMBO'S
WHOLE FOODS
WHOLE FOODS


2023 Retail Map



We launched in 380 Sprouts stores and 330 Whole Foods Market stores in 2023!

While expanding across several new retailers regionally and nationally, we were also able to nearly QUADRUPLED our revenue from $63k in 2022 to $232k in 2023. This is 364 % year over year revenue growth!

We also increased our store count by 488 % with our expansion in natural chain accounts Sprouts and Whole Foods Market

Revenue Growth
annual revenue
$300,000
$225,000
$150,000
$75,000
$0.00
$31,175
$63,924
$232,488
2021
2022
2023



# Our Mad Moment: Hitting Whole Foods Stores

In 2021 Whole Foods Market decided to take us on. We launched in Whole Foods Southern Pacific Region, the home region of our founder, who resides in San Diego, CA.

The stores put up local signs and sent our delicious Organic Vegan Bacon product to over 62 stores across Southern CA, Nevada, Hawaii and Arizona!





Madly Hadley

San Diego
California

After a year of positive performance with our Coconut Bacon, Whole Foods Market decided to bring in our Original Cashew Parmesan to seven regions!

# Financials and Margins: Scaling in 2023 and plans for 2024

With the overwhelming growth of the plant-based alternative meat and dairy space, our sales projections are set to quadruple again in 2024 and remain on track to hit 3.75 million by 2026. We are confident in our sales projections given the demand we have received in 2023. We also have pending retail commitments this year on a national level in mass market and conventional retailers, which would easily get us to the 1 million mark by the end of 2024.

## Sales Forecast

| | | |
|---|---|---|
| $4,000,000 | | |
| $3,000,000 | | |
| $2,000,000 | | |
| $1,000,000 | | |
| $0.00 | | |

2023    2024    2025    2026

retail    food service    online    * - not guaranteed

*Note: future projections are not guaranteed.*

Food service is also a key factor in our growth since our Vegan Bacon and Vegan Parmesan can be used as a topper for salads, soups, and other plant-based foods.

We are trialing our vegan bacon in select plant-based and health oriented chains which if successful, could add significant revenue to our bottom line.

In a world where most food and beverage brands are lucky to achieve 40 % margin, we have surpassed 55 % margins which has significantly lowered our net operating losses to under $60,000 for 2023. We believe this puts us in a PRIME position to be net profitable by 2024 with our expansion, higher volumes, and lowering costs.

As seen below, our profit and loss statement, we cut operating losses by nearly 40 % due to budget cuts and also margins increasing from 41 % in 2022 to 55 % in 2023 for the coconut bacon. This is a huge victory for us and allows us to properly scale and become profitable in 1-2 years.



## Margin Timeline

### coconut bacon margin improvement over time

| Year | Retail margin |
|------|---------------|
| 2021 | 34.71% |
| 2022 | 41.39% |
| 2023 | 55.95% |
| 2024 | * 66.36% |

■ retail margin            ✱ - not guaranteed

*Note: future projections are not guaranteed.*

The average Cost of Goods sold on the coconut bacon is $2.06 and the cashew parmesan is $2.40.

Our SRP (suggested retail price) is $7.49 and our coconut bacon line has a blended margin of 55.95 % while our cashew parmesan is at 41 % with expectation to crack 50 % margin by end of 2024 as we scale this into more natural chains and Whole Foods Market nationally.

## specs





| retail coconut bacon | | retail cashew parmesan | |
| --- | --- | --- | --- |
| average cogs | $2.06 | average cogs | $2.40 |
| average srp | $7.49 | average srp | $7.29 |
| blended margin | 55.95% | blended margin | 41% |

# Use of Funds: Supporting Growth Ahead

As many know, in the food and beverage business, funding inventory and purchase orders is very capital intensive. This is why 40 % of what is raised from our crowdfunding campaign will be utilized to simply order raw materials, pay our manufacturing partner to make the product, and fund logistics costs to ship the product to stores.

We are also deploying merchandisers, sales teams, and demo people in stores to help bring more awareness and traction at retail level for our expansion into more stores nationally.

Lastly, marketing in the form of promotions at stores such as discounts, BOGO deals, and other misc deals will be about 15 % of the budget for us to properly market and advertise our product across nearly a thousand stores. We plan to invest in social media to increase brand awareness and share our delicious recipes and products with the community!





# A Message From Madelyn

*Beyond being a plant-based chef, my biggest passion is to help people live healthier lives.*

*From my many years as a private chef I saw first hand the dramatic health improvements my clients had after switching to the plant-based food I prepared for them. My work as a private chef was really meaningful, but I knew I could only prepare food for so many people. My vision for Madly Hadley is to provide people with easy, flavorful, minimally processed, whole food plant-based snacks and toppings to make it delicious and easy to eat well.*

*I have several of my favorite recipes I hope to get the opportunity to share with you as Madly Hadley products. I plan to continue to expand our products into new natural chains, specialty chains and independent stores.*

*We pride ourselves at Madly Hadley at making the most premium plant-based organic snacks on the market, and we are so excited about all the new innovations we are working on well beyond just plant-based bacon and parmesan.*

*Please join us on our journey and invest, and let's bring health to more people, one meal at a time!*

*With Love,*

*Madelyn and her #1 Ambassador: Goose*

